Exhibit 4.18

PROTOCOL

1 - PARTIES

1.1    Lessor:

MEGEYE TEKSTİL SAN. VE TİC. A.Ş. (Formerly know as: MEGEYE LOJİSTİK A.Ş.)

Burhaniye Mahallesi, Kısıklı Caddesi No:65 Üsküdar – İstanbul

1.2   Tenant:

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

Kuştepe Mah. Mecidiyeköy Yolu Cad. No:12 Trump Towers 2. Kule K:2 Şişli – İstanbul

Each of the Parties is referred to as the Party, together as the Parties.

2- SUBJECT OF THE PROTOCOL:

2.1. Amendment of the provisions of the Rental Contract notarized by Beşiktaş Notary Public with journal number 06684 and dated April 7, 2014 and the Supplementary Contract notarized by Beyoğlu 58th Notary Public with journal number 08083 and dated September 11, 2015 (together referred to as the “Contract”) signed between the parties within the scope specified in this Protocol constitutes the subject of this Protocol.

3- PROVISIONS:

3.1. The parties agree to adjust the rental price by making a 10% increase in the total rental price of TRY 1,744,807.24 per month for the 2021-2022 rental year determined within the scope of the Contract, and have agreed to pay the total rental price of TRY 1,919,287.96 (“Adjusted Rental Price”) per month from February 1, 2022 to August 1, 2022.

3.2. In order to avoid any doubt, the monthly rental price to be applied for a rental year as of August 1, 2022 will be determined by increasing the Adjusted Rental Price based on the change rate based on the twelve-month averages in the consumer price index (CPI) determined by the Turkish Statistical Institute. In the following rental years, the monthly rental price to be applied for each year will be determined by increasing the last applied monthly rental price based on the change rate according to the twelve-month averages in the consumer price index (CPI) determined by the Turkish Statistical Institute.

3.3. Lessor, due to the adjustment made regarding the rental price in accordance with the Protocol, irrevocably accepts, declares, and undertakes that he/she shall not make any increase or adjustment regarding the rental price, shall not claim rights or receivables, and shall not file a case within the scope of any legislation including but not limited to the 6098 Turkish Code of Obligations, that The adjusted Rental Price is not retroactive and will not be applied as a retroactive adjustment or increase and in this context, that he/she shall not claim any rights and receivables retrospectively, that as of the date of this Protocol, it has no receivables regarding the rental price.

3.4. This Protocol is an annex and an integral part of the Contract, and the provisions of the Contract are valid, except for those specified in the Protocol. In the event that the provisions of the Contract conflict with the Protocol, the provisions of this Protocol shall be deemed valid and binding for the Parties and shall be applied.

3.5. This Protocol has been drawn up in two copies and the Stamp Duty and notary fees, if any, will be shared by the Parties in half, and the said amounts will be paid by the Tenant, half of which will be invoiced to the Lessor and the invoiced amount will be paid to the Tenant by the Lessor.

This Protocol entered into force after it was drawn up and signed by the Parties on February 1, 2022.

Tenant	Lessor
D- Market Elek. Hiz. ve Tic. A.Ş.	Megeye Tekstil San. ve Tic. A.Ş
/s/ D- Market Elek. Hiz. ve Tic. A.Ş.	/s/ Megeye Tekstil San. ve Tic. A.Ş.